SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at January 24, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 24, 2007

Print the name and title of the signing officer under his signature.

-------------

  Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114
www.farallonresources.com

MEXICAN PROSECUTOR RULING: NO GROUNDS FOR CRIMINAL PROSECUTION

January 24, 2007 - Vancouver, BC - Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN) announces that its legal representatives have advised the Company about the results of a thorough investigation by the Financial Crimes section of the Prosecutor General's Office in Mexico City. The Mexican authorities have issued a ruling stating that there are no grounds whatsoever for criminal prosecution against Farallon or any of its Directors in regards to a complaint filed by Wiltz Investment, S.A. on June 16, 2004. This ruling was properly confirmed by the Auxiliaries of the Public Prosecutor for the Federal District in December 2006 and is definitive.

This now concludes the criminal action by Wiltz Investment, S.A. The Public Prosecutor has ruled on it three times and, in each instance, has found that there is no basis for the allegations included in the Wiltz action. On two previous occasions - August 2005 and March 2006 - the Public Prosecutor similarly found that there was no basis for the allegations made by Wiltz. This latest ruling has been fully ratified and is definitive.

Dick Whittington said: "This ruling is welcome news. The Board and Executives of Farallon have, over the years, conducted themselves professionally and with full respect for the law in Mexico. We will continue to do so and look forward to many years of future operation at the Campo Morado Project. We will continue to develop the Project in a socially responsible, environmentally sustainable manner with stakeholder interests - local communities, the State of Guerrero and Mexico - in mind."

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks, including changes in government policies regarding mining and natural resource exploration and exploitation, and will also require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.